Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 1, 2021
TO THE PROSPECTUS DATED APRIL 5, 2021

This supplement No. 4 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the acquisition of Princeton North Andover;
•the closing of a new credit facility; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period of April 1, 2021 through May 31, 2021, we redeemed 2,142,099 shares for a total of approximately $25,409,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2021 through June 30, 2021 are limited to approximately $105,224,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On May 3, 2021, we acquired Princeton North Andover, a 192-unit, luxury apartment community in the affluent north-Boston suburb of North Andover, Massachusetts. The purchase price was $72.5 million.

Credit Facility
On May 24, 2021, we entered into a credit agreement providing for a $650 million revolving line of credit and unsecured term loan (collectively, the “Credit Facility”) with a syndicate of eight lenders. The $650 million Credit Facility consists of a $415 million revolving credit facility (the “Revolving Credit Facility”) and a $235 million term loan (the “Term Loan”) with the ability to delay the draw of up to $135 million for a period of six months. The Revolving Credit Facility contains a sublimit of $25 million for letters of credit. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.10%, depending on our total leverage ratio. The primary interest rate for the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.05%, depending on our total leverage ratio. The maturity date of the Revolving Credit Facility and the Term Loan is May 24, 2024. Based on our current total leverage ratio, we can elect to borrow at LIBOR, plus 1.45% and LIBOR, plus 1.40% for the Revolving Credit Facility and Term Loan, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by JPMorgan Chase Bank, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.40% to 1.10% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.35% to 1.05% for base rate loans under the Term Loan. If the “base rate” is less than 1.0%, it will be deemed to be 1.0% for purposes of the Credit Facility. The Credit Facility provides the Borrower with the ability, from time to time, to increase the size of the Credit Facility up to a total of $800 million, subject to receipt of lender commitments and other conditions.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from May 1 to May 31, 2021, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
May 3, 2021	$11.85	$11.87	$11.88	$11.88	$11.86
May 4, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 5, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 6, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 7, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 10, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 11, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 12, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 13, 2021	$11.85	$11.88	$11.89	$11.89	$11.87
May 14, 2021	$11.85	$11.88	$11.89	$11.89	$11.88
May 17, 2021	$11.86	$11.89	$11.90	$11.90	$11.88
May 18, 2021	$11.86	$11.89	$11.90	$11.90	$11.88
May 19, 2021	$11.86	$11.89	$11.90	$11.90	$11.88
May 20, 2021	$11.86	$11.89	$11.90	$11.90	$11.88
May 21, 2021	$11.86	$11.89	$11.90	$11.90	$11.88
May 24, 2021	$11.88	$11.91	$11.92	$11.92	$11.90
May 25, 2021	$11.90	$11.93	$11.95	$11.94	$11.93
May 26, 2021	$11.90	$11.94	$11.95	$11.95	$11.93
May 27, 2021	$11.92	$11.95	$11.96	$11.96	$11.94
May 28, 2021	$11.92	$11.95	$11.96	$11.96	$11.94
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.